Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333−136666 August 3, 2007

New Issue	Indicative Terms

The Bear Stearns Companies Inc.
Note Linked to a Portfolio of Indices and Index Funds Due: August [●], 2012

INVESTMENT HIGHLIGHTS
•	5 year term to maturity.
•	The Notes are 100% principal protected.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•	Issue Price: 100.00% of the principal amount ($1,000 per Note).
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Linked to the potential positive performance of a portfolio comprised of six indices and two index funds. The following are the six indices and their respective Weightings in the portfolio: (1) 45% the S&P 500® Index; (2) 15% the S&P 400 MidCap Index™; (3) 9% the Dow Jones STOXX 50® Index; (4) 8% the S&P 600 SmallCap Index™; (5) 6% the Nikkei 225™ Stock Index; and (6) 6% the Dow Jones AIG Commodity IndexSM (each such index an “Index” and together the “Indices”). The following are the two index funds and their respective Weightings in the portfolio: (1) 6% the iShares Dow Jones U.S. Real Estate Index Fund and (2) 5% the iShares MSCI Emerging Markets Index Fund (each such index fund an “Index Fund” and together the “Index Funds”). Each such Index or Index Fund will be a “Component” and the eight Components together will constitute the “Portfolio”.

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The Cash Settlement Value will be based on the appreciation, if any, in the Portfolio over the term of the Notes as measured by the Portfolio Return. The “Portfolio Return” is calculated as the weighted average of the eight Component Performances, where the “Component Performance” with respect to a Component measures the average level of such Component as of two Observation Dates relative to its respective Initial Component Level on the Pricing Date (with [115.00-120.00]% Participation).

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If, at maturity, the Portfolio Return is greater than zero, the Cash Settlement Value for each Note will be equal to the sum of (A) the principal amount of the Note plus (B) the product of (i) $1,000 multiplied by (ii) the Portfolio Return multiplied by (iii) the Participation Rate.

•	If, at maturity, the Portfolio Return is equal to or less than zero, the Cash Settlement Value for each Note will be $1,000.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to the potential positive performance of a portfolio comprised of six indices and two index funds. The following are the six indices and their respective Weightings in the portfolio: (1) 45% the S&P 500® Index; (2) 15% the S&P 400 MidCap Index™; (3) 9% the Dow Jones STOXX 50® Index; (4) 8% the S&P 600 SmallCap Index™; (5) 6% the Nikkei 225™ Stock Index; and (6) 6% the Dow Jones AIG Commodity IndexSM (each such index an “Index” and together the “Indices”). The following are the two index funds and their respective Weightings in the portfolio: (1) 6% the iShares Dow Jones U.S. Real Estate Index Fund and (2) 5% the iShares MSCI Emerging Markets Index Fund (each such index fund an “Index Fund” and together the “Index Funds”). Each such Index or Index Fund will be a “Component” and the eight Components together will constitute the “Portfolio”. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P)
CUSIP NUMBER:	073928X32
ISSUE PRICE:	100.00% of the Principal Amount
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$[10,000] per Note and $1,000 multiples thereafter
SELLING PERIOD ENDS:	August [●], 2007
SETTLEMENT DATE:	August [●], 2007
MATURITY DATE:	August [●], 2012 (for a term of approximately 60 months). The Maturity Date is subject to adjustment as described in the Pricing Supplement.
CASH SETTLEMENT VALUE:
An amount in cash that depends upon the Portfolio Return. If, at maturity, the Portfolio Return is greater than zero, then the Cash Settlement Value for each Note will be equal to the sum of (A) the Principal Amount of the Note plus (B) the product of (i) $1,000 multiplied by (ii) the Portfolio Return multiplied by (iii) the Participation Rate.

If, at maturity, the Portfolio Return is equal to or less than zero, then the Cash Settlement Value for each Note will be $1,000. Because the Notes are principal protected if held to maturity, in no event will the Cash Settlement Value for each Note held to maturity be less than $1,000.

PORTFOLIO RETURN:	An amount determined by the Calculation Agent and equal to the sum of the Component Performance for each Component multiplied by its respective Weighting in the Portfolio.
COMPONENT PERFORMANCE:
As of the Final Observation Date and with respect to a Component, the quotient, expressed as a percentage, of (i) the arithmetic average of the Observation Levels for that Component as of each Observation Date minus the Initial Component Level of that Component divided by (ii) the Initial Component Level of that Component.

FINAL OBSERVATION DATE:	August [●], 2012.
OBSERVATION LEVELS:
As of any Observation Date and with respect to each Index, the closing index level as reported by the relevant Index Sponsor and displayed on Bloomberg Page SPX <Index> <Go> with respect to the SPX; Bloomberg Page MID <Index> <Go> with respect to the MID; Bloomberg Page SX5P <Index> <Go> with respect to the SX5P; Bloomberg Page SML <Index> <Go> with respect to the SML; Bloomberg Page NKY <Index> <Go> with respect to the NKY; and Bloomberg Page DJAIG <Index> <Go> with respect to the DJAIG; and with respect to each Index Fund, as of any Observation Date, the closing price as reported by the Relevant Exchange and as displayed on Bloomberg Page IYR US <Equity> <Go> with respect to the IYR; and Bloomberg Page EEM US <Equity> <Go> with respect to the EEM.

FIFTH THIRD SECURITIES, INC.

OBSERVATION DATES:	February [●], 2010 and August [●], 2012. The Observation Dates are subject to adjustment as described in the Pricing Supplement.
INITIAL COMPONENT LEVELS:	[●] with respect to the SPX;
[●] with respect to the MID;
[●] with respect to the SX5P;
[●] with respect to the SML;
[●] with respect to the NKY;
[●] with respect to the DJAIG;
[●] with respect to the IYR; and
[●] with respect to the EEM.
WEIGHTING:	45% with respect to the SPX;
15% with respect to the MID;
9% with respect to the SX5P;
8% with respect to the SML;
6% with respect to the NKY;
6% with respect to the DJAIG;
6% with respect to the IYR; and
5% with respect to the EEM.
INTEREST:	The Notes will not bear interest.
PARTICIPATION RATE:	[115.00-120.00]%

FIFTH THIRD SECURITIES, INC.

COMPONENTS:
The Notes are linked to the potential positive performance of a portfolio comprised of six indices and two index funds. The following are the six indices and their respective Weightings in the portfolio: (1) 45% the S&P 500® Index (the “SPX”); (2) 15% the S&P 400 MidCap Index™ (the “MID”); (3) 9% the Dow Jones STOXX 50® Index (the “SX5P”); (4) 8% the S&P 600 SmallCap Index™ (the “SML”); (5) 6% the Nikkei 225™ Stock Index (the “NKY”); and (6) 6% the Dow Jones AIG Commodity IndexSM (the “DJAIG”) (each such index an “Index” and together the “Indices”). The following are the two index funds and their respective Weightings in the portfolio: (1) 6% the iShares Dow Jones U.S. Real Estate Index Fund (the “IYR”) and (2) 5% the iShares MSCI Emerging Markets Index Fund (the “EEM”) (each such index fund an “Index Fund” and together the “Index Funds”). Each such Index or Index Fund will be a “Component” and the eight Components together will constitute the “Portfolio”. The Weighting of each Component is fixed at the respective Weighting mentioned above and will not change during the term of the Notes unless one or more Components are modified during the term of the Notes.

INDEX SPONSORS:
Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. as sponsor of the SPX, MID, and SML; STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company and the SWX Group as the sponsor of the SX5P; Nihon Keizai Shimbun, Inc. as the sponsor of the NKY; and Dow Jones & Company Inc. and AIG Financial Products Corp. (“AIG-FP”) as sponsor of the DJAIG are hereinafter referred to as “Index Sponsors.” See “Description of the Portfolio” in the Pricing Supplement.

INDEX FUND ISSUERS:
iShares Trust, as the issuer of the IYR; and iShares, Inc., as the issuer of the EEM are hereinafter referred to as the “Index Fund Issuers.” See “Description of the Portfolio” in the Pricing Supplement.

FIFTH THIRD SECURITIES, INC.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated August 3, 2007 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated August 3, 2007 (subject to completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420407040214/v082948_424b2.htm
•	Prospectus Supplement dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm
•	Prospectus dated August 16, 2006:
http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE EXAMPLES OF CASH SETTLEMENT VALUE

The following tables are for illustrative purposes and are not indicative of the future performance of the Components or the future value of the Notes.

The following examples demonstrate how the hypothetical Cash Settlement Value of a Note is calculated based on the assumptions outlined below. The examples do not purport to be representative of every possible scenario concerning increases or decreases in the Portfolio or the Components underlying the Portfolio. You should not construe the examples as an indication or assurance of the expected performance of the Notes. Actual returns may be different. The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

ASSUMPTIONS:

•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.

•	Investor holds the Notes to maturity.

•	The Participation Rate is 116.00%.

•	The Initial Component Level for the SPX is equal to 1,450.00.

•	The Initial Component Level for the MID is equal to 850.00.

•	The Initial Component Level for the SX5P is equal to 3,750.00.

•	The Initial Component Level for the SML is equal to 410.00.

•	The Initial Component Level for the NKY is equal to 16,900.00.

•	The Initial Component Level for the DJAIG is equal to 170.00.

•	The Initial Component Level for the IYR is equal to 70.00.

•	The Initial Component Level for the EEM is equal to 130.00.

•	All returns are based on a 60 month term, pre-tax basis.

•	No Market Disruption Events or Events of Default occur during the term of the Notes.

FIFTH THIRD SECURITIES, INC.

Example 1: The Portfolio Return is greater than zero.

In this example, the levels of seven Components increase relative to their Initial Component Levels as of the first Observation Date and the level of one Component decreases relative to its Initial Component Level as of the first Observation Date. The levels of each Component increase relative to their Initial Component Levels as of the second Observation Date. This example illustrates how holders of the Notes may benefit from the increase in the Observation Level of the Components relative to their respective Initial Component Levels on each related Observation Date.

Index	Initial Component Level	Observation Date 1	Observation Date 2	Component Performance	Weighting in the Portfolio
SPX	1,450.00	2,953.00	2,847.00	100.00%	45%
MID	850.00	1,055.00	1,200.00	32.65%	15%
SX5P	3,750.00	4,142.00	4,427.00	14.25%	9%
SML	410.00	569.00	495.00	29.76%	8%
NKY	16,900.00	27,444.00	30,420.00	71.20%	6%
DJAIG	170.00	212.00	218.00	26.47%	6%
IYR	70.00	48.00	119.00	19.29%	6%
EEM	130.00	233.00	208.00	69.62%	5%

On the Final Observation Date, the Component Performance for SPX would be 100.00%, the Component Performance for MID would be 32.65%, the Component Performance for SX5P would be 14.25%, the Component Performance for SML would be 29.76%, the Component Performance for NKY would be 71.20%, the Component Performance for DJAIG would be 26.47%, the Component Performance for IYR would be 19.29% and the Component Performance for EEM would be 69.62%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weighting in the Portfolio.

Portfolio Return = (100.00% x 45%) + (32.65% x 15%) + (14.25% x 9%) + (29.76% x 8%) + (71.20% x 6%) + (26.47% x 6%) + (19.29% x 6%) + (69.62% x 5%)

Portfolio Return = 64.06%

The Cash Settlement Value, using the formula below, would equal $1,743.10.

FIFTH THIRD SECURITIES, INC.

Example 2: The Portfolio Return might be less than zero.

In this example, the Observation Levels of six Components decrease relative to their Initial Component Levels as of the first Observation Date and the Observation Levels of two Components increase relative to their Initial Component Levels as of the first Observation Date. The Observation Levels of seven Components decrease relative to their Initial Component Levels as of the second Observation Date and the Observation Level of one Component increases relative to its Initial Component Level as of the second Observation Date. As a result, the Portfolio Return would be less than zero, and holders of the Notes would therefore have received only the principal amount of each Note at maturity.

Index	Initial Component Level	Observation Date 1	Observation Date 2	Component Performance	Weighting in the Portfolio
SPX	1,450.00	1,281.00	1,229.00	-13.45%	45%
MID	850.00	449.00	442.00	-47.59%	15%
SX5P	3,750.00	2,927.00	3,178.00	-18.60%	9%
SML	410.00	329.00	334.00	-19.15%	8%
NKY	16,900.00	18,915.00	18,501.00	10.70%	6%
DJAIG	170.00	122.00	123.00	-27.94%	6%
IYR	70.00	72.00	65.00	-2.14%	6%
EEM	130.00	105.00	102.00	-20.38%	5%

On the Final Observation Date, the Component Performance for SPX would be -13.45%, the Component Performance for MID would be -47.59%, the Component Performance for SX5P would be -18.60%, the Component Performance for SML would be -19.15%, the Component Performance for NKY would be 10.70%, the Component Performance for DJAIG would be -27.94%, the Component Performance for IYR would be -2.14% and the Component Performance for EEM would be -20.38%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would not be greater than zero.

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weighting in the Portfolio.

Portfolio Return = (-13.45% x 45%) + (-47.59% x 15%) + (-18.60% x 9%) + (-19.15% x 8%) + (10.70% x 6%) + (-27.94% x 6%) + (-2.14% x 6%) + (-20.38% x 5%)

Portfolio Return = -18.58%

Since the Portfolio Return would be less than zero, the Cash Settlement Value for each Note would be the principal amount of $1,000.

FIFTH THIRD SECURITIES, INC.

Example 3: Some Components move higher while others move lower.

In this example, the Observation Levels of four Components decrease relative to their Initial Component Levels as of the first Observation Date and the Observation Levels of four Components increase relative to their Initial Component Levels as of the first Observation Date. The Observation Levels of five Components decrease relative to their Initial Component Levels as of the second Observation Date and the Observation Levels of three Components increase relative to their Initial Component Levels as of the second Observation Date. This example illustrates how holders of the Notes may benefit from the increase in the Observation Level of some of the Components relative to their respective Initial Component Levels on each related Observation Date.

Index	Initial Component Level	Observation Date 1	Observation Date 2	Component Performance	Weighting in the Portfolio
SPX	1,450.00	1,258.00	1,322.00	-11.03%	45%
MID	850.00	1,282.00	1,304.00	52.12%	15%
SX5P	3,750.00	3,929.00	3,685.00	1.52%	9%
SML	410.00	507.00	514.00	24.51%	8%
NKY	16,900.00	23,110.00	22,727.00	35.61%	6%
DJAIG	170.00	114.00	126.00	-29.41%	6%
IYR	70.00	53.00	54.00	-23.57%	6%
EEM	130.00	107.00	102.00	-19.62%	5%

On the Final Observation Date, the Component Performance for SPX would be -11.03%, the Component Performance for MID would be 52.12%, the Component Performance for SX5P would be 1.52%, the Component Performance for SML would be 24.51%, the Component Performance for NKY would be 35.61%, the Component Performance for DJAIG would be -29.41%, the Component Performance for IYR would be -23.57% and the Component Performance for EEM would be -19.62%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weighting in the Portfolio.

Portfolio Return = (-11.03% x 45%) + (52.12% x 15%) + (1.52% x 9%) + (24.51% x 8%) + (35.61% x 6%) + (-29.41% x 6%) + (-23.57% x 6%) + (-19.62% x 5%)

Portfolio Return = 2.93%

The Cash Settlement Value, using the formula below, would equal $1,033.99.

FIFTH THIRD SECURITIES, INC.

SELECTED RISK CONSIDERATIONS

•	No current income—We will not pay any interest on the Notes.
•	Non-conventional return—The yield on the Notes therefore may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.
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No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the constituents of the Components; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

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Not exchange-listed—The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

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Liquidity—Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Fifth Third Securities, Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

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The Components may not move in tandem—At a time when the level or price of one or more of the Components increases, the level or price of one or more of the other Components may decline. Therefore, in calculating the Portfolio Return, increases in the level or price of one or more of the Components may be moderated, or wholly offset, by lesser increases or declines in the level or price of one or more of the other Components.

FIFTH THIRD SECURITIES, INC.